State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 03/30/2022
FILED 11:39 AM 03/30/2022
SR 20221230763 - File Number 7672500

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

BLUEROCK INSTITUTIONAL HIGH INCOME CREDIT FUND, LLC

1.	Name of Limited Liability Company: Bluerock Institutional High Income Credit Fund, LLC

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

RESOLVED, that the Certificate of Formation of the Company be amended by striking therefrom Article 1 in its entirety and by adding a new Article 1 to read in full as follows:

1.	The name of the limited liability company is IHICF, LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 28th day of March, 2022.

/s/ Jordan Ruddy
Jordan Ruddy, Authorized Person